Mail Stop 3-09

							March 23, 2005


Earnest Mathis, Jr.
Chief Executive Officer
VitaCube Systems Holdings, Inc.
480 South Holly Street
Denver, CO  80246

Re:	VitaCube Systems Holdings, Inc.
	Amendment No. 3 to the Registration Statement on Form SB-2
	File No. 333-121063

Dear Mr. Mathis:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to the Form SB-2

Reports of Independent Registered Public Accounting Firms, pages
F-2
and F-3

1. Gordon, Hughes & Banks` report, as currently dated, does not cover the March 2005 information in Note 11, which is not marked
"unaudited." Please advise or revise your filing, as appropriate.

2. Please tell us why Staley, Okada & Partners` report dates Note
11
as of December 8, 2004 and Notes 1 and 3 as of February 25, 2005.
Revise your filing to clarify, as appropriate.

3. To the extent that a specific part or paragraph of a note to the financial statements is separately dual-dated, the accountant`s report should clearly identify that specific part or paragraph.
Please revise your filing as appropriate.

4. Please revise the respective accountants` consents, as appropriate. To the extent that the accounting firms` reports are referred to in their consents by date, include the dual and tri-dating in the consents as well to clearly identify the report to which they refer.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct accounting questions to Amy Bruckner at (202)
824-5548 or James Rosenberg, Senior Assistant Chief Accountant at
(202) 942-1803.  Direct all other questions to Song P. Brandon at
(202) 942-2831, or me at (202) 942-1840.

								Sincerely,



								Jeffrey Riedler
									Assistant Director


cc:  	Reid A. Godbolt, Esq.
	Jones & Keller, P.C.
	World Trade Center
	1625 Broadway, 16th Floor
	Denver, CO  80202



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Sanford D. Greenberg
VitaCube Systems Holdings, Inc.
March 23, 2005
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